ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

January 10, 2025	Paulita A. Pike T +1 312 845 1212 paulita.pike@ropesgray.com

VIA EDGAR

Mr. Aaron Brodsky and Ms. Lauren Hamilton

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20002

Re:	The Pop Venture Fund (File Nos. 811-23950 and 333-278367)

Dear Mr. Brodsky and Ms. Hamilton:

On behalf of The Pop Venture Fund (the “Fund”) set forth below are the Fund’s responses to the comments provided by the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “SEC”) telephonically on November 7, 2024, November 19, 2024, November 22, 2024, December 23, 2024, and January 3, 2025 relating to the Fund’s Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File Nos. 811-23950 and 333-278367) (the “Registration Statement”) filed on October 28, 2024. The Staff’s comments are set forth below and are followed by the Fund’s responses. Capitalized terms used but not defined herein have the same meaning as set forth in the Registration Statement.

Comments Provided on November 7, 2024:

1.	Comment: Please supplementally explain whether a company would seek a diligence report from CrowdCheck if it was not seeking an investment from The Pop Venture Fund.

Response: CrowdCheck is a company which conducts and prepares diligence reports for variety of clients, not only the Adviser. Other companies and/or potential investors may contract with CrowdCheck to prepare a diligence report on a potential target investment company. Pop Venture is not the only entity using CrowdCheck’s services.

2.	Comment: In connection with the response to comment #17 in the Fund’s October 11, 2024 comment response letter, please confirm supplementally that there are no conflicts among CrowdCheck’s operation of the Locker and the Fund and its investors, aside from the conflict-of-interest disclosure that the Fund added in connection with its response to comment #1 in

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the Fund’s August 7, 2024 comment response letter (providing the use of an affiliated service provider). If the Fund’s position is that there are no conflicts at all, please advise.

Response: The Fund confirms that there are no conflicts among CrowdCheck’s operation of the Locker and the Fund and its investors other than the potential for conflicts of interest with respect to the use of an affiliated service provider (as outlined in the conflict-of-interest disclosure added to the Registration Statement in response to comment #1 of the August 7, 2024 comment response letter).

3.	Comment: Please disclose in the principal strategies section of the Fund’s prospectus how the Fund is defining “venture company,” as that term is used in the Fund’s definition of private company.

Response: The Fund has added disclosure in the principal strategies section of the Fund’s prospectus stating “Venture companies are early- through growth-stage companies with high growth potential, in multiple sectors.”

Comments Provided on November 19, 2024:

4.	Comment: With respect to the fee table on page 10 of the Prospectus:

a.	Please add a footnote detailing the term of the management fee.

b.	Please align the presentation of the Annual Fund Expenses with format provided in Form N-2, specifically with reference to the presentation of the marketing expenses.

c.	Please align the disclosure relating to the expense limitation agreement in Footnote 4 to the fee table with the description of the expense limitation agreement elsewhere in the registration statement and with the expense limitation agreement itself. For example, “dividend expense on short sales” is listed as an exclusion from the expenses subject to the expense limitation agreement in footnote 4 but not elsewhere in the registration statement.

Response: The Fund has made the requested changes.

5.	Comment: The Staff notes that the expense example table was not complete in the latest N-2/A filing. Please complete the table in the next filing.

Response: The Fund confirms a completed expense example table will be completed in the next filing of its Registration Statement.

6.	Comment: Under the heading “General Valuation Information” on page 35 of the Prospectus, the Staff notes the following disclosure: “In the event that a pricing service quotation is revised

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or updated subsequent to the day on which the Fund valued such security, the revised pricing service quotation generally will be applied prospectively. Such determination shall be made considering pertinent facts and circumstances surrounding such revision.” Please supplementally explain which pertinent facts the registrant considers when determining how to apply such revisions (ie. whether applied prospectively or retrospectively).

Response: The Registrant notes that it has updated the disclosure under the heading “General Valuation Information” to align with the Fund’s final Valuation Policies and Procedures and has removed this disclosure.

7.	Comment: Under the heading “Expense Limitation Agreement” on page 15 of the SAI, the Staff notes disclose stating that the Adviser is entitled to seek reimbursement from the Fund for a three-year period. The Staff notes that elsewhere in the Registration Statement, there is disclosure stating that the Adviser is entitled to seek reimbursement from the Fund for a two-year period. Please align this disclosure with what is provided for in the Expense Limitation Agreement.

Response: The Fund has edited disclosure, where applicable, to reflect that the Adviser is entitled to seek reimbursement from the Fund for a three-year period, as is provided for in the Expense Limitation Agreement.

8.	Comment: The Staff notes that the Financial Statements will be filed by amendment. The Staff may have additional comments once those are filed.

Response: The Registrant acknowledges this comment.

Comments Provided on November 22, 2024:

9.	Comment: During our September 25th, 2024 call, counsel indicated that Rule 38a-1 policies and procedures are in the works. Please provide a status update.

Response: The Board of Trustees approved the Fund’s Rule 38a-1 Policies and Procedures at its meeting on January 7, 2025. At this same meeting, the Board of Trustees also approved the appointment of Alexander Morgan as the Fund’s CCO to oversee the Fund’s compliance program under Rule 38a-1.

10.	Comment: The Fund proposes to accept purchase and sale orders online. Please direct us to, or add any risk disclosure addressing, any risk to the Fund that this could create due to laws the Fund must follow on monitoring for suspicious account activity and protecting sensitive client information.

Response: The Fund has added the following sentence to the Cyber Security Risk disclosure in the Prospectus: “Further, the Fund is subject to certain anti-money laundering and know-

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your-customer laws and regulations, the violation of which could subject it to adverse media coverage, investigations, sanctions, remedial measures and legal expenses, all of which could materially and adversely affect the Fund and its shareholders.”

11.	Comment: Please consider briefly clarifying the disclosure in connection with the early references to the Locker regarding the following:

a.	The purpose for which the Fund utilizes the Locker. For example, for the preparation of due diligence reports on private companies;

b.	That the Locker is a form questionnaire completed by private companies; and

c.	That the Fund is not obligated to invest in companies that perform diligence through the Locker.

Response: The Fund has updated applicable disclosure in the Prospectus as follows (newly added text is underlined):

The Fund, under normal circumstances, invests at least 80% of its net assets plus borrowings for investment purposes in Private Companies. Pop Venture Advisers, LLC (the “Adviser”) utilizes a comprehensive, screening, diligence and valuation software (the “Locker”) owned and serviced by CrowdCheck, Inc. (“CrowdCheck”) which is owned by Pop Venture Inc., an affiliate of the Adviser. The Fund utilizes the Locker, which takes the form of a questionnaire, for the preparation of diligence reports on Private Companies. The Locker is available to Private Companies. The Fund will only invest in companies that have a complete and verified Locker but is not obligated to invest in any Private Company which has a complete and verified Locker. Currently no companies are using the Locker. CrowdCheck provides the Adviser and the Fund with diligence services, verifications of potential target issuers’ data and bad actor checks on potential target issuers’ board members, leadership team and investors.

12.	Comment: The disclosure on page 2 states that CrowdCheck, Inc. “makes no recommendations with respect to the investability or suitability of an issuer.” Please consider supplemental disclosure stating that the creation of a Locker is not a guarantee of funding.

Response: The Fund has updated the applicable disclosure to state (newly added text is underlined): “CrowdCheck, Inc. makes no recommendations with respect to the investability or suitability of an issuer and the successful completion of an application in the Locker is not a guarantee of funding.”

13.	Comment: The disclosure on page 5, under the “Use of Proceeds” heading, states that “[u]nder normal market conditions, the proceeds from the sale of Shares, net of the Fund’s fees and expenses, are invested by the Fund in accordance with its investment objective and policies

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as soon as practicable (but within two (2) years).” Please revise to state that the Fund will invest proceeds within three (3) months.

Response: The Fund will begin sourcing investments immediately upon receipt of proceeds and currently expects to be able to make investments within approximately three months after receipt of proceeds. The Fund has revised the applicable disclosure under the “Use of Proceeds” heading in the Summary Prospectus to state (newly added text underlined, deleted text in ~~strikethrough~~):

Under normal market conditions, the proceeds from the sale of Shares, net of the Fund’s fees and expenses, are invested by the Fund in accordance with its investment objective and policies as soon as practicable (but within approximately three (3) months) ~~(but within two (2) years),~~ consistent with market conditions and the availability of suitable investments, after receipt of such proceeds by the Fund.

The Fund has also revised the disclosure under the “Use of Proceeds” heading in the Statutory Prospectus to state (newly added text underlined, deleted text in ~~strikethrough~~):

We anticipate that, due to the nature of the private markets for the types of venture capital investments in which the Fund will invest and factors such as the competitive nature of the business of identifying and structuring investments of the types contemplated by the Fund, the Fund will be able to invest all or substantially all of the net proceeds according to its investment objective and policies within approximately three (3) months ~~within two (2) years~~ after receipt of the proceeds, though subject to ~~depending on~~ the amount and timing of the proceeds available to the Fund as well as the availability of investments consistent with the Fund’s investment objective and policies and prevailing market conditions.

The Fund notes that delays in investing may occur (i) because of the competitive nature of identifying and structuring investments in the types of private capital investments contemplated by the Fund and (ii) becaues of the length of time required to complete diligence on the potential private capital investments (which may be considerable). The Fund additionally notes that the Adviser has a fiduciary obligation to source appropriate investments for the Fund’s investment objective and strategy and the decision as to how and when shareholder assets will be deployed must be undertaken in a manner consistent with its fiduciary obligation. The Adviser must retain flexibility with respect to timing in order to ensure that assets are deployed in the best interests of shareholders.

14.	Comment: The disclosure on page 11 under the “Summary of Fund Fees and Expenses” heading indicates that the “contractual expense limitation will remain in effect through January 7, 2026 unless the Board approves its earlier termination.” Please briefly disclose under what circumstances the Board can terminate the contractual expense limitation.

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Response: The Fund has updated the applicable disclosure to state (newly added text is underlined): “This contractual expense limitation will remain in effect through January 7, 2026, unless the Fund’s Board of Trustees approves its earlier termination upon not less than sixty (60) days’ prior written notice to the Adviser.”

15.	Comment: The disclosure on page 13 under the “Investment Strategy” heading states that the Locker provides the Adviser with a “quantitative foundation.” Please disclose how the Fund is defining “quantitative foundation.”

Response: The Fund defines “quantitative foundation” as the use of data-driven metrics, key performance indicators (KPIs), market analyses, financial models, and statistical analyses to evaluate potential opportunities. The Adviser believes that quantitative analysis complements the qualitative assessment which focuses on assessing intangible and non-numeric factors that influence the success and growth potential of opportunities offering insights into aspects that cannot be measured directly but are critical for long-term performance, in the Adviser’s view. The Fund has revised the applicable disclosure to clarify this.

16.	Comment: The disclosure on page 14 under the “Investment Strategy” heading indicates that “the Adviser expects that it may take up to two years for the Fund to be primarily invested in Private Companies.” Please supplementally explain how this complies with Rule 35d-1, which provides a 180-day buffer period for new funds.

Response: The Fund has revised the applicable disclosure to state that “the Adviser expects that it may take up to six (6) months after the Fund’s launch for the Fund to be primarily invested in Private Companies. After this initial six (6) month period, the proceeds from the sale of Shares, net of the Fund’s fees and expenses, are invested by the Fund in accordance with its investment objective and policies as soon as practicable (but within approximately three (3) months), consistent with market conditions and the availability of suitable investments, after receipt of such proceeds by the Fund.”

17.	Comment: The disclosure on page 17, under the “Use of Proceeds” heading states that there is “no assurance that the Adviser will be able to successfully use the proceeds of this offering within the timeframe contemplated.” This risk disclosure does not comply with Item 7 of Form N-2. Please revise, including to state that proceeds will be invested within three (3) months.

Response: The Fund has deleted the statement that there can be “no assurance that the Adviser will be able to successfully use the proceeds of this offering within the timeframe contemplated.” Further, the Fund has edited the disclosure in the second paragraph under the heading “Use of Proceeds” on page 17 to state (newly added text underlined, deleted text in ~~strikethrough~~):

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It is currently anticipated that, due to nature of the private markets for the types of direct equity investments in which the Fund will invest and factors such as the competitive nature of the business of identifying and structuring investments of the types contemplated by the Fund and the limited availability of attractive investment opportunities during certain market cycles, the Fund will be able to invest all or substantially all of the net proceeds according to its investment objective and policies within ~~two years~~ approximately three (3) months after receipt of the proceeds, ~~depending on~~ though subject to the amount and timing of the proceeds available to the Fund as well as the availability of investments consistent with the Fund’s investment objective and policies and prevailing market conditions. Although the Fund currently intends to invest the proceeds from the sale of its Shares as soon as practicable, such investments may be delayed if suitable investments are unavailable at the time. Delays the Fund encounters in the selection, due diligence and acquisition of investments would likely limit the Fund’s ability to pay distributions and lower overall returns.

18.	Comment: Based on the redline, the Fund has deleted the “Private Companies Risk” factor. Please add this risk back or explain how omitting disclosure that relates to the Fund’s principal strategy complies with Item 8.3 of Form N-2.

Response: The Fund notes that the “Private Companies Risk” factor was deleted because it was unintentionally included twice in a prior pre-effective amendment filing. The Fund respectfully notes that “Private Companies Risk” appears in the Risk section of the Prospectus under the sub-heading “Risks Related to Fund Investments.”

19.	Comment: Based on the redline, the Fund has deleted the “Minority Investors Risk” factor. Please supplementally explain why it was removed or clarify that it was covered elsewhere.

Response: The Fund notes that the “Minority Investors Risk” factor was deleted because it was duplicative of the “Minority Stake Risk” disclosure also included in the Fund’s Prospectus. The Fund respectfully notes that “Minority Stake Risk” appears in the Risk section of the Prospectus under the sub-heading “Risks Related to Fund Investments.”

20.	Comment: Based on the redline, the Fund has deleted language regarding valuation. Please add this language back or explain how omitting is appropriate given the Fund’s strategy.

Response: The Fund confirms that it deleted valuation language that described the valuation of investment funds, in which the Fund will not invest. The Fund confirms that the Registration Statement retains valuation disclosure which is applicable to the Fund’s strategy of investing in private companies.

21.	Comment: Please include the signature of the principal financial officer, comptroller, and/or principal accounting officer in the Fund’s next filing.

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Response: The Fund confirms that the signature of the Susan Dumont, the Principal Financial Officer, will be included in the Fund’s next registration statement filing.

Comments Provided on December 23, 2024:

22.	Comment: The Staff notes that the response to Comment #16 above is inconsistent with the responses provided to Comments #13 and #17. Please clarify supplementally and in the registration statement whether proceeds from the sale of shares will be invested within three months or within six months.

Response: The Fund confirms that, consistent with 180-day buffer period provided in Rule 35d-1, it may take up to six (6) months after the Fund’s launch for the Fund to be primarily invested in Private Companies. After this initial 6 month period, the Fund confirms that proceeds from the sale of Shares, net of the Fund’s fees and expenses, will be invested by the Fund in accordance with its investment objective and policies as soon as practicable (but within approximately three (3) months), consistent with market conditions and the availability of suitable investments, after receipt of such proceeds by the Fund. Applicable disclosure in the registration statement has been updated to reflect this.

23.	Comment: In addition to the signature of the principal financial officer, please also include the signature of the comptroller or principal accounting officer in the Fund’s next filing.

Response: The Fund confirms that the signature of the Susan Dumont, the Principal Financial Officer and Principal Accounting Officer, will be included in the Fund’s next registration statement filing.

24.	Comment: In the disclosure under the “Investment Adviser” sub-heading in the Prospectus Summary, please clarify that recoupment of Fund expenses paid or reimbursed by the Adviser will not cause the Fund’s operating expenses to exceed either of the expense limitation in place at the time the fees were waived or the expense limitation currently in place at the time the Fund reimburses the Adviser.

Response: The Fund confirms that the applicable disclosure has been revised as follows (newly added text underlined, deleted text in ~~strikethrough~~):

The Adviser is entitled to seek reimbursement from the Fund of management fees waived and/or Fund expenses paid or reimbursed by the Adviser for a period ending three years after such waiver, payment or reimbursement; provided that the reimbursement paid by the Fund to the Adviser ~~the repayments~~ do not cause the Fund’s Operating Expenses to exceed the expense limitation that was in place at the time the management fees were waived and/or the Fund expenses were paid or reimbursed, or to exceed any expense limitation in place at the time the Fund reimburses ~~would repay~~ the Adviser~~, whichever is lower~~.

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25.	Comment: Per Item 9.1.d of Form N-2, please disclose the compensation paid to the Fund’s Administrator under the heading “Administrator” in the Propsectus.

Response: The Fund has added the requested disclosure under the heading “Administrator” in the Propsectus.

26.	Comment: The Staff notes that Item 30 of Part C includes the following disclosure: “The Declaration of Trust provides in part that every person who is, or has been, a Trustee or an officer or employee of the Trust or is or was serving at the request of the Trust as a trustee, director, officer, employee or agent of another organization in which the Trust has any interest as a shareholder, creditor or otherwise shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by such Covered Person in connection with any claim, action, suit, or proceeding in which such person becomes involved as a party or otherwise by virtue of being or having been a Covered Person unless: … or (ii) in the event of a Settlement unless one of the conditions set forth in the Trust Instrument is satisfied.” Please identify supplementally which section of the Fund’s Declaration of Trust this statement refers to.

Response: This statement refers to Section 7.5(b)(ii) of the Fund’s Amended & Restated Declaration of Trust which provides: “(b) To the extent required under the 1940 Act, but only to such extent, no indemnification shall be provided hereunder to a Covered Person: (ii) in the event of a settlement, unless there has been a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office: (A) by the court or other body approving the settlement; (B) by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the matter based upon a review of readily available facts (as opposed to a full trial-type inquiry); or (C) by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry).”

Comments Provided on January 3, 2025

27.	Comment: With respect to the fee table on page 10 of the prospectus, please include the management fee rate paid to the adviser in footnote 1.

Response: The Registrant confirms the requested disclosure has been added to footnote 1 of the fee table.

28.	Comment: With respect to the fee table on page 10, the Staff notes that Marketing Expenses are broken out as a sub-category of Other Expenses. The Staff notes that this does not align with the instructions to Item 3 of Form N-2 and requests that broken-out Marketing Expense information be moved to a footnote.

Response: The Registrant confirms that the requested change has been made.

29.	Comment: The Staff notes that the Financial Statements will be filed by amendment. The Staff may have additional comments once those are filed.

Response: The Registrant acknowledges this comment.

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30. Comment: Please supplementally discuss how the Board has considered requirements under Rule 2a-5(b)(1)(i)(B)(2) to assess the adequacy of resources allocated to the process for determining fair value of investments.

Response: Consistent with the requirements of Rule 2a-5(b)(1)(i)(B)(2), the Board shall receive an annual report which provides information to facilitate its assessment of the adequacy and effectiveness of the Valuation Designee’s process for determining the fair value of investments. This annual report will include an assessment of the adequacy of resources allocated to the process for determining the fair value of designated investments, including any material changes to the roles or functions of the persons responsible for determining fair value. Further, at the Fund’s organizational meeting, the Board received a certification from the Fund’s Chief Compliance Officer that both the Fund’s and Adviser’s compliance policies and procedures, including the valuation procedures, are reasonably designed to prevent Federal Securities law violations. In addition, at that meeting, the Board, the Fund CCO, the Adviser CCO and the Adviser discussed the anticipated process for effecting valuations of securities in the Fund.

31. Comment: Page 1 of the Prospectus refers to Locker as a comprehensive screening, diligence and valuation software and page 2 states that CrowdCheck verifies data in each Locker and confirms valuation assessments. Please supplementally explain what aspect of valuation is being performed by the Locker and/or CrowdCheck including the Board’s oversight role pursuant to Rule 2a-5 and please include any additional disclosure as appropriate.

Response: The Locker is a form - a questionnaire - that a company completes. That form may be sent to the Adviser for consideration by the investment team. The Locker uses algorithmic filters on the data collected from each potential target issuer (each a “Potential Target Issuer” and, collectively, “Potential Target Issuers”) to identify companies that meet the Fund’s investment criteria. Potential Target Issuers are required to upload documents supporting the automated diligence, including leases, contracts and financials. A successfully completed application within the Locker generates a detailed report on the business seeking funding, including key performance indicators, such as nine distinct balance sheet ratios. The Locker analyzes the company’s financial statements, credit worthiness and plans for funding and produces valuation data which the Adviser may consider in its decision whether or not to invest in a Potential Target Issuer. The Locker is not and will not be a substitute for the Adviser’s obligations as the Valuation Designee. It will provide data so that the Adviser can reach its own conclusions.

CrowdCheck, Inc. is a due diligence firm which verifies data provided in each Locker. These data verifications are completed before any investment is made in a Potential Target Issuer. CrowdCheck is not and will not be a substitute for the Adviser’s obligations as the Valuation Designee.

Once an investment is made in an issuer, the valuation of that issuer is governed by the Fund’s Pricing Policies and the Adviser’s Valuation Policies and Procedures. Once the Fund makes an investment in a private company, the private company will provide the Adviser with regular reporting, and may do so either directly or through the Locker. The

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Locker would be used only as a means of collecting data from a private company. As outlined in the Adviser’s Valuation Policies and Procedures, the Adviser will forward any such information and documentation a private company provides, either directly or through the Locker, to the Fund’s third-party independent valuation consultant, Houlihan Capital. Houlihan Capital will then perform a detailed price evaluation using their proprietary valuation methodologies. These comprehensive valuation reports prepared by Houlihan Capital will be provided for the Adviser’s Valuation Committee’s consideration and approval. Consistent with Rule 2a-5, the Board oversees the Adviser in its capacity as Valuation Designee in valuing the Fund’s investments.

The Registrant has updated dicslosure in the Registration Statement to clarify the above.

32.	Comment: Are there any compensation or other similar arrangements between the Adviser and CrowdCheck?

Response: The Adviser contracts with CrowdCheck to perform diligence on data provided in each Potential Target Issuer’s Locker. However, there are no compensation or other similar arrangements between the Fund and CrowdCheck.

33.	Comment: The Staff notes that disclosure on page 17 of SAI indicates that a substantial portion of the Fund’s purchases will be made directly from an issuer in privately negotiated transactions. Pleas describe and disclose any other methods by which holdings and investments will be structured, such as through a special purpose vehicle or another fund.

Response: The Registrant does not currently intend to invest in issuers via any method other than directly in privately negotiated transactions.

34. Comment: In connection with disclosure on page 35 of the Prospectus which indicates that private companies may be valued at acquisition cost, please disclose supplementally how valuing at acquisition cost is consistent with requirements of ASC 820. Please also discuss the Adviser’s valuation process during the first 6 to 9 months post initial acquisition as compared to the process in place for investments that have been held longer than 6 to 9 months, indicating any differences in these processes.

Response: The Registrant notes that ASC 820 defines fair value as the price that would be received to sell an asset in an orderly transaction between market participants, not the price originally paid to acquire it. When a security is first acquired by the Fund, that will reflect the price between market participants in an orderly transaction. That is consistent with ASC 820. After initial acquisition, the Adviser will receive information about the company whose security was acquired monthly. The acquisition price of the security will be considered its value for the first six to nine months so long as: (1) the Valuation Designee does not become aware of a reason why the valuation should be different; and (2) the Valuation Designee believes the acquisition cost would be the sale price in an orderly transaction between market participants.

After the initial six to nine month period (or sooner, if the Valuation Designee becomes aware of any information suggesting acquisition cost would not be the price one could expect to receive in an orderly transaction between market participants), private company

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investments will be valued by the Fund’s valuation consultant, Houlihan Capital. Houlihan Capital performs detailed price evaluations using their proprietary valuation methodologies. Comprehensive valuation reports prepared by Houlihan Capital will be provided for the Valuation Designee’s Valuation Committee’s consideration and approval.

35. Comment: In connection with disclosure on page 35 of the Prospectus which discusses circumstances in which the valuation consultant disagrees with Valuation Designee, please describe supplementally whether, in these situations, the Board intends to forgo the use of the Valuation Designee and take an active role in the fair valuation in accordance with Rule 2a-5(b). Please also confirm the identity of the consultant in that scenario.

Response: The Registrant notes that the valuation consultant is Houlihan Capital. As disclosed in the Prospectus and as outlined in the Adviser’s Valuation Policies and Procedures, if the valuation consultant disagrees with the Valuation Designee with respect to the fair value of a holding, the valuation consultant will consider the Valuation Designee’s Valuation Committee’s input in making its determination as to the fair value of such holdings. However, the valuation ascribed by the valuation consultant after such consideration and evaluation will be the fair value of such holdings. This is what the policies and procedures of the Fund and Adviser, approved by the Board, set forth. If the Board determines in its business judgment that it needs to undertake a more active role with respect to that valuation, it will do so consistent with the requirements of Rule 2a-5(b).

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Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1212.

Very truly yours,

/s/ Paulita A. Pike
Paulita A. Pike

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cc:

Nicole Loftus, Trustee, President, Chief Executive Officer and Chief Investment Officer, The Pop

Venture Fund

Susan Dumont, Chief Compliance Officer, Pop Venture Advisers LLC

Jessica Reece, Esq., Ropes & Gray LLP

Rita Rubin, Esq., Ropes & Gray LLP

Elizabeth Madsen, Esq., Ropes & Gray LLP